Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Software Acquisition Group Inc. III (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-253230) of our report dated February 17, 2021, except for Fair Value Measurements and Derivative Financial Instruments in Note 2, Warrants in Note 8 and Subsequent Event in Note 9, as to which the date is May 20, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Software Acquisition Group Inc. III as of January 22, 2021 and for the period January 5, 2021 (inception) through January 22, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
Boston, MA
May 20, 2021